Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海国际控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2024

The board (the “Board”) of directors (the “Directors”) of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”) hereby announces the audited consolidated results of the Company and its subsidiaries (together, the “Group”) for the year ended December 31, 2024 (the “Reporting Period”), together with comparative audited figures for the same period of 2023. The results have been reviewed by the audit committee of the Board (the “Audit Committee”) and audited by the Company’s independent auditor, Deloitte & Touche LLP.

Certain amounts and percentage figures included in this announcement have been subject to rounding adjustments. Any discrepancies in any table, chart or elsewhere between totals and sums of amounts listed therein are due to rounding.

KEY FINANCIAL HIGHLIGHTS

	For the year ended December 31,
	2024	2023
	(US$’000)	(US$’000)
Revenue	778,308	686,362
Revenue from Haidilao restaurant operation	747,296	661,162
Profit before tax	33,243	33,107
Profit for the year	21,399	25,257
Profit for the year attributable to owners of the Company	21,801	25,653
Profit per share (Basic and diluted) (US$)	0.04	0.05
Income from operation margin (%)	6.8	6.3

BUSINESS HIGHLIGHTS OF HAIDILAO RESTAURANTS

	As of/For the year ended December 31,
	2024	2023
Number of restaurants	122	115
Total guest visits (million)	29.9	26.7
Average table turnover rate (times/day)	3.8	3.5
Average spending per guest (US$)	25.0	24.8
Average daily revenue per restaurant (US$’000)	17.7	16.3
Restaurant level operating margin (%)	10.1	9.0

2024 PERFORMANCE REVIEW

In 2024, we continued to explore development opportunities in international markets, consistently building up and refining operational capabilities across diverse customer bases in different countries. As we expanded our business scale, we also improved our efficiency and achieved stable and robust results of operations. For the year ended December 31, 2024, we recorded revenue of US$778.3 million, reflecting a 13.4% increase from US$686.4 million for the year ended December 31, 2023. We consistently strengthened our management capabilities to address cost pressures. Our income from operation margin in 2024 was 6.8%, representing a slight increase from 6.3% in 2023. Our net profit was US$21.4 million, representing a decrease from 2023 due to foreign exchange fluctuations.

We maintained a cautious approach to global restaurant expansion, and implemented a “bottom- up” strategy where country heads are responsible for new restaurant openings. In 2024, we opened a total of 10 new restaurants. Meanwhile, we continuously optimized our restaurant footprint and made adjustments as needed. In 2024, we closed 3 restaurants in Southeast Asia. As of December 31, 2024, we operated 122 Haidilao restaurants across 14 countries, with 73 in Southeast Asia, 19 in East Asia, 20 in North America, and 10 in other regions.

Benefiting from the continuous advancement in quality and management capabilities of Haidilao restaurants, the restaurant level operating margin in 2024 was 10.1%, representing an increase from 9.0% in 2023. During the Reporting Period, the average table turnover rate of Haidilao restaurants was 3.8 times per day, and the average same store table turnover rate reached 3.9 times per day, both representing an increase of 0.3 times per day compared to last year.

We also actively explored various business forms. In 2024, we officially launched the “Pomegranate plan”, with the vision of establishing our Group as a leading global comprehensive catering service group. In addition to our existing secondary brands like HAO Noodle, Halal Hot Pot (清真火鍋), and Hi Noodle (嗨一碗), we are exploring innovative business forms including but not limited to barbecue, specialty hot pot, and fast food.

BUSINESS REVIEW

Looking back at 2024, our deeper engagement with overseas markets has brought to light the growing complexities and challenges associated with them. On one hand, overseas customer groups differ from domestic ones, presenting a primary challenge in effectively enhancing both product localization and the localization of key personnel. On the other hand, development across various overseas markets has progressed unevenly. Maintaining precise management in established markets while simultaneously scaling operations in emerging markets poses a challenge to our international management capabilities.

We continuously enhance our service quality and are committed to providing dining experiences exceeding our customers’ expectations. We have organized creative events aligned with regional popular trends, including the “Haidilao Friendship Bracelet Beading Workshop (海底撈友誼手鏈串珠工坊)” in Singapore, late-night marketing campaigns during the “European Cup” in the UK and Vietnam, and the “Gathering with Haidilao and Honor of Kings (海底撈王者匯)” co-hosted by our North America branch and “Honor of Kings (王者榮耀)”, among others. During peak periods and holidays, we implemented dynamic operational strategies in our restaurants by adjusting business hours, optimizing staff utilization, and diversifying our menus. These initiatives allowed us to deliver efficient, high-quality dining experiences while accommodating a large number of customers.

In 2024, we launched new products for more than 1,000 times globally. Products like Haidilao Beef in Singapore, Beef Sirloin Slices in the UK, the Fish & Shrimp Duo Platter in the U.S., and Pork Tripe and Pepper Soup Base and Golden Fish Soup with Pickled Cabbage in Japan, have been well received by local customers. Leveraging our understanding of local markets, we have established a “click rate – coverage rate – gross profit margin” data evaluation system to optimize and eliminate homogeneous product offerings, as well as to enhance supply chain efficiency. During the past year, the research and development capabilities and quality control abilities of our product team have been further enhanced. We have also incorporated ingredient traceability into the restaurant’s yellow card (product preparation standards of process) inspections. We also enhanced our supplier grading system and implemented strict controls over the origin and quality of raw materials. By empowering every stage in the supply chain to intercept substandard products, we have fostered a quality culture with layered responsibility, providing customers with dishes that deliver superior quality at a reasonable price.

In 2024, we continuously enhanced member loyalty through our digital operating system, with a focus on two key areas: user reactivation and member experience upgrade. We implemented layered outreach to customer groups who had not visited our stores for a period of time, combined with dynamic promotions to drive member visits, resulting in a significant increase in member login rates compared to the previous year. By the end of 2024, the number of overseas Haidilao members exceeded 6 million, representing a growth of over 40% from 2023. To enhance the member experience, we consistently optimized our points rewards system and strengthened our interactions with high-level members to enhance their sense of value. In October 2024, we launched a digital restaurant dashboard globally, allowing restaurants to receive real-time updates on member visits and to provide personalized services during key milestones such as birthdays and anniversaries.

In terms of organizational capacity building, we maintained the principle of “aligned interests and disciplined management”. To achieve our goal of establishing a clear authority system while motivating employee efforts, we continued exploring the “mini-combat unit (劃小作戰單元)” management model, strengthening both the cohesion and execution capabilities of frontline teams, unifying responsibility system, and cultivating a sense of business ownership awareness among key restaurant staff. Furthermore, while upholding the concept of “aligned interests”, we enhanced employee motivation by setting long-term and short-term development goals through initiatives like the “backbone climbing chart (骨幹爬山圖)”, thus effectively enriching our pool of backup talents. In terms of family-like caring approach, we insisted managers “care for employees as much as they care for customers.” By optimizing employee benefits and improving living standards, we have created an environment where employees feel valued and supported while also respecting their professional dignity.

With the ongoing development of the “mini-combat unit” and “employee activation” initiatives, we have witnessed significant improvements in employees’ operational capabilities and service excellence. We have reinforced that each customer interaction should convey warmth, cultivating a deep connection between service staff and customers. From understanding customers’ dining preferences before dining to addressing potential needs during dining, such as providing children’s utensils or arranging surprise birthday celebrations, we have created standardized service response plans. Moreover, we encouraged restaurants to identify “touching cases” within the service process, selecting the most heartfelt service practices to facilitate the sharing and reuse of successful experiences.

The “Pomegranate plan” is also undergoing steady implementation. We have established an innovation and entrepreneurship incentive system for internal employees who demonstrate strong management capabilities and innovative spirit, and have formed a dedicated backend support team providing assistance in various aspects including market research, product development, and operational management. We are exploring innovative business forms including but not limited to barbecue, specialty hot pot, and fast food. Through this plan, we aim to combine our management capabilities with overseas features to create a brand-new customer experience and continue to expand our market share in the overseas dining market.

FINANCIAL REVIEW

In 2024, the Group recorded revenue of US$778.3 million, representing an increase of 13.4% from US$686.4 million in 2023. The revenue from Haidilao restaurant operations increased by 13.0% year-on-year, and the same-store revenue increased by 7.1%, primarily due to (i) the increase in table turnover rate resulting from our continuous enhancement of restaurant operation capabilities. During the Reporting Period, the average table turnover rate of Haidilao restaurants was 3.8 times per day and the average same store table turnover rate was 3.9 times per day, both representing an increase of 0.3 times per day compared to last year; and (ii) our effective expansion and optimal adjustment of restaurant network. In 2024 we opened a total of 10 new restaurants. We also closed 3 restaurants in Southeast Asia. In addition to Haidilao restaurant operations, we also actively explored new revenue streams during the past year. On one hand, we strengthened our partnerships with various delivery platforms, driving a 15.3% increase in revenue from delivery business. On the other hand, we endeavored to improve our product capability and ability to incubate innovative business forms under the Pomegranate plan, resulting in an increase of 27.9% in other revenue as compared to last year.

During the Reporting Period, the restaurant level operating margin was 10.1%, representing an increase of 1.1 percentage points compared to the same period last year. During the Reporting Period, the Group recorded income from operation of US$53.3 million, representing an increase of 23.7% compared to US$43.1 million for the same period last year. In 2024, the income from operation margin was 6.8%, representing an increase of 0.5 percentage points compared to the same period last year. These changes were mainly attributable to an increase in our revenue with economies of scale driving optimization of operating expenses, as well as an improvement in gross profit margin driven by supply chain optimization.

During the Reporting Period, the Group recorded a net profit of US$21.4 million, compared to the net profit of US$25.3 million for last year. Our net profit was subject to the same factors that affected our income from operation discussed above, while being further impacted by the increase in net foreign exchange loss of US$14.7 million, mainly driven by the foreign exchange fluctuations, particularly the depreciation of local currencies against the U.S. dollar.

FUTURE PROSPECT

To further enhance the global recognition and brand image of the Haidilao brand, the Company successfully listed on NASDAQ in May 2024. The Board hereby sincerely thanks all shareholders and business partners for their support, and also expresses gratitude to all employees and customers. Looking forward to the future, we will continue to adhere to our localized development strategy to develop the Group into a multi-brand chain catering enterprise:

•	continue to enhance the dining experience of customers by constantly optimizing service capabilities, providing new products, and improving dining environment, offering more value-added services to the customers;

•	continue to expand the restaurant network, including proactively seeking potential restaurant locations in the countries where the Group has business operations, as well as entering new markets whenever opportunities arise. We will continue to uphold the “bottom-up” approach to opening restaurants and maintain steady development;

•	continue to improve internal management capabilities. On one hand, we will improve services and products, reasonably adjust dish prices, and implement appropriate marketing activities to enhance customer satisfaction and expand our customer base; on the other hand, we will continuously diagnose and improve store management gaps, reasonably control costs and expenses, improve employee efficiency, and actively seek more favorable external business cooperation terms to optimize our cost structure; and

•	strictly adhere to and implement the “Pomegranate plan”, proactively developing the secondary business forms through incubation, exploration and strategic acquisitions, among others, to further enrich our business offerings and customer base.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenue

The Group generated revenue from (i) Haidilao restaurant operations; (ii) delivery business; and (iii) others, primarily consisting of revenue from sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers.

The Group’s revenue amounted to US$778.3 million in 2024, representing an increase of 13.4% from US$686.4 million in 2023, primarily driven by an increase of US$86.1 million in revenue from Haidilao restaurant operations.

Haidilao Restaurant Operation

The Group’s revenue from Haidilao restaurant operations amounted to US$747.3 million in 2024, representing an increase of 13.0% from US$661.2 million in 2023. This increase was mainly due to (i) the enhanced Haidilao restaurant operations driven by improved table turnover rates and customer traffic growth through our continuous efforts; and (ii) the continued strategic expansion of our business network throughout 2024.

Restaurant Network

As of December 31, 2024, we had expanded our restaurant network to 122 restaurants in 14 countries in Asia, North America, Europe and Oceania. The following table summarizes the number of Haidilao restaurants and the breakdown of revenue from Haidilao restaurant operation by geographic region as of the dates indicated or for the years indicated:

	As of/For the year ended December 31,
	2024					2023

	Number of restaurants		Revenue	Average revenue per restaurant(2)		Number of restaurants		Revenue		Average revenue per restaurant(2)
(US$’000, except number of restaurants and percentages)
Southeast Asia	73	59.8%	405,429	54.3%	5,554	70	60.9%	368,457	55.7%	5,264
East Asia	19	15.6%	93,900	12.6%	4,942	17	14.8%	79,134	12.0%	4,655
North America	20	16.4%	158,131	21.2%	7,907	18	15.7%	134,129	20.3%	7,452
Others(1)	10	8.2%	89,836	11.9%	8,984	10	8.6%	79,442	12.0%	7,944

Total	122	100.0%	747,296	100.0%	6,125	115	100.0	661,162	100.0%	5,749

Notes:

(1)	Includes Australia, the United Kingdom and the United Arab Emirates.

(2)	Calculated by dividing revenue generated from Haidilao restaurant operation in the region by the number of Haidilao restaurants as of years end. As such, average revenue per restaurant has not taken into consideration of the different operating days for each restaurant.

Restaurant Performance

The following table sets forth certain key performance indicators of Haidilao restaurants by geographic region for the years indicated:

	For the year ended December 31,
	2024	2023
Total guest visits (million)
Southeast Asia	20.7	18.8
East Asia	3.3	2.9
North America	3.7	3.0
Others(1)	2.2	2.0
Overall	29.9	26.7

Average table turnover rate(2) (times/day)
Southeast Asia	3.7	3.5
East Asia	4.4	3.6
North America	4.1	3.7
Others(1)	3.9	3.8
Overall	3.8	3.5

Average spending per guest(3) (US$)
Southeast Asia	19.6	19.5
East Asia	28.3	27.8
North America	42.3	45.3
Others(1)	41.6	40.2
Overall	25.0	24.8

Average daily revenue per restaurant(4) (US$’000)
Southeast Asia	15.7	15.0
East Asia	17.1	12.9
North America	22.0	20.4
Others(1)	24.9	23.6
Overall	17.7	16.3

Restaurant level operating margin(5)(%)	10.1	9.0

Notes:

(1)	Include Australia, the United Kingdom and the United Arab Emirates.

(2)	Calculated by dividing the total number of tables served for the years by the product of total Haidilao restaurant operation days for the years and the average table count during the years.

(3)	Calculated by dividing gross revenue of Haidilao restaurant operation for the years by total guests served for the years.

(4)	Calculated by dividing the revenue of Haidilao restaurant operation for the years by the total Haidilao restaurant operation days of the years in the same geographic region.

(5)	Calculated by dividing restaurant level operating profit by restaurant level revenue. Restaurant level operating profit is calculated by deducting from restaurant level revenue certain restaurant level costs and expenses, including (i) restaurant level expenses, including cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant level traveling and communication expenses and other restaurant level expenses, including preopening expenses in each region; and (ii) management fees incurred in each region. The cost of restaurant level raw materials and consumables used included the cost of food ingredients and consumables associated with central kitchens that are used within our Haidilao restaurants as well as those procured directly from suppliers.

Same Store Sales

The following table sets forth details of our same store sales of Haidilao restaurants by geographic region as of the dates indicated or for the years indicated:

	As of/For the year ended December 31,
	2024	2023
Number of same stores(2)
Southeast Asia	60
East Asia	13
North America	18
Others(1)	7
Overall	98

Same store sales(3) (US$’000)
Southeast Asia	360,213	348,237
East Asia	79,970	65,545
North America	147,834	135,311
Others(1)	65,974	61,599
Overall	653,991	610,692

Average same store sales per day(4) (US$’000)
Southeast Asia	16.4	16.0
East Asia	16.8	13.9
North America	22.4	20.6
Others(1)	26.1	24.4
Overall	18.3	17.1

Average spending per guest (US$)
Southeast Asia	19.4	19.8
East Asia	28.5	27.9
North America	43.3	45.7
Others(1)	43.0	40.8
Overall	24.9	25.1

	As of/For the year ended December 31,
	2024	2023
Average same store table turnover rate(5) (times/day)
Southeast Asia	3.8	3.6
East Asia	4.3	3.6
North America	4.1	3.7
Others(1)	3.9	3.7
Overall	3.9	3.6

Notes:

(1)	Includes Australia and the United Kingdom.

(2)	Includes restaurants that commenced operations prior to the beginning of the years under comparison, remained open as of December 31, 2024 and opened for more than 300 days both in 2023 and 2024.

(3)	Refers to the gross revenue of Haidilao restaurant operation at the same stores for the years indicated.

(4)	Calculated by dividing the gross revenue of Haidilao restaurant operation at the same stores for the years by the total Haidilao restaurant operation days at the same stores for the years.

(5)	Calculated by dividing the total tables served for the years by the product of total Haidilao restaurant operation days for the years and average table count at the same stores during the years.

Delivery Business

The Group’s revenue from delivery business amounted to US$11.3 million in 2024, representing an increase of 15.3% from US$9.8 million in 2023. This increase was mainly due to (i) the growth of our brand influence; and (ii) our continuous efforts in promoting our food delivery services by collaborating with local food delivery platforms.

Others

Others mainly consisted of revenue from sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers.

The Group’s revenue from others amounted to US$19.7 million in 2024, representing an increase of 27.9% from US$15.4 million in 2023, driven by (i) the increasing popularity of hot pot condiment products and Haidilao-branded and sub-branded food products among local customers and retailers; and (ii) the incubation of secondary branded restaurants through strategic exploration of diverse business forms.

Other Income

Other income primarily consisted of (i) government grants; and (ii) interest income from bank deposits and rental deposits.

The Group’s other income amounted to US$7.5 million in 2024, representing an increase of 11.9% from US$6.7 million in 2023. This increase was mainly due to higher interest income on bank deposits driven by increased cash holdings resulting from revenue growth and the unutilized proceeds from initial public offering in NASDAQ; partially offset by reduced government grants received in relation to COVID-19.

Raw Materials and Consumables Used

Raw materials and consumables used consisted of costs for (i) food ingredients used in the restaurants, including the soup base and menu items; (ii) consumables used in the restaurant operation, including disposable items, such as napkins, disposable tableware and table cloths; and

(iii) others, including logistics and transportation fees.

The Group’s raw materials and consumables used amounted to US$257.7 million in 2024, representing an increase of 9.8% from US$234.7 million in 2023. This increase was mainly due to the increase in food ingredient costs resulting from the revenue growth. As a percentage of revenue, our raw materials and consumables used decreased from 34.2% in 2023 to 33.1% in 2024, primarily attributable to (i) enlargement of business scale driven by revenue increase; (ii) the optimization of our procurement costs; and (iii) the enhancement of our restaurant management strategies, including the development of localized supply chains tailored to restaurant operations.

Staff Costs

Staff costs consisted of (i) employee salaries and other allowance; (ii) employee welfare; and (iii) retirement benefit scheme contributions.

The Group’s staff cost amounted to US$259.3 million in 2024, representing an increase of 14.7% from US$226.0 million in 2023. This increase was mainly due to the increase in the number of employees, which was in line with (i) the expansion of restaurant network; (ii) the increase in guest visits and table turnover rate; and (iii) our operation strategy of ensuring sufficient number of employees to provide superior customer experience in catering services, product quality, restaurant environment and food safety, as well as the increase in statutory minimum wages in certain countries where we operated. As a percentage of revenue, the Group’s staff costs increased from 32.9% in 2023 to 33.3% in 2024.

Rentals and Related Expenses

Rentals and related expenses mainly consisted of property management fees, variable lease payments and lease payments for short-term leases we entered into in relation to our offices and warehouses.

The Group’s rentals and related expenses amounted to US$20.1 million in 2024, representing an increase of 16.9% from US$17.2 million in 2023. This increase was mainly due to (i) increased property management fees resulting from the opening of new restaurants; and (ii) the increase in variable lease payments in line with the increase in revenue from relevant restaurants.

Utilities Expenses

Utilities expenses primarily consisted of expenses on electricity, gas and water.

The Group’s utilities expenses amounted to US$28.4 million in 2024, representing an increase of 8.8% from US$26.1 million in 2023. This increase was mainly due to the increase in the number of restaurants and table turnover rate. As a percentage of revenue, utilities expenses remained relatively stable at 3.8% and 3.6% in 2023 and 2024, respectively.

Depreciation and Amortization

Depreciation and amortization consisted of depreciation charges for the property, plant and equipment, which primarily include leasehold improvements, leasehold land and building, machinery, transportation equipment, furniture and fixtures and right-of-use assets.

The Group’s depreciation and amortization amounted to US$81.0 million in 2024, representing an increase of 3.1% from US$78.6 million in 2023. This increase was mainly due to (i) an increase in depreciation of property, plant and equipment of US$1.2 million; and (ii) an increase in depreciation of right-of-use assets of US$1.2 million. As a percentage of revenue, depreciation and amortization decreased from 11.5% in 2023 to 10.4% in 2024, primarily due to the increase in our revenue.

Travelling and Communication Expenses

Travelling and communication expenses mainly consisted of international and regional travel expenses of staff for new restaurants opening and restaurant operation inspection.

The Group’s travelling and communication expenses amounted to US$6.4 million in 2024, representing an increase of 10.3% from US$5.8 million in 2023. This increase was mainly due to the increase of business travels in line with our business expansion. As a percentage of revenue, our traveling and communication expenses remained relatively stable in 2023 and 2024, both at 0.8%.

Other Expenses

Other expenses comprised of (i) administrative expenses; (ii) outsourcing service fees; (iii) bank charges; (iv) consulting service expenses; and (v) others, which mainly consisted of daily maintenance expenses, storage expenses and business development expenses.

The Group’s other expenses amounted to US$70.7 million in 2024, representing an increase of 12.8% from US$62.7 million in 2023. This increase was primarily driven by (i) an increase in outsourcing service fee of US$6.8 million, stemming from restaurant network expansion and improved table turnover rates; and (ii) an increase in banking fees of US$1.6 million, mainly arising from credit card transaction fees incurred during our restaurant operations.

Other (Losses) Gains – Net

Net other (losses) gains primarily consisted of (i) net impairment loss or reversal of impairment recognized in respect of property, plant and equipment and right-of-use assets, representing provisions we recorded; (ii) loss or gain on disposal of property, plant and equipment and provision for early termination of leases, which was in relation to the capital expenditures we invested for restaurants as originally planned but later decided not to open as a result from our dynamic evaluation of our expansion plan and the temporary closure of certain restaurants; (iii) loss or gain on modification and termination of leases, arising from reversals of right of use assets and lease liabilities in relation to the termination of leases for restaurants we decided to suspend the opening of; (iv) net foreign exchange losses, which fluctuated from year-to-year based on exchange rate movements; (v) net gain or loss arising on financial assets at fair value through profit or loss (“FVTPL”); and (vi) others.

The Group recorded net other losses of US$17.9 million in 2024, as compared to net other gains of US$1.2 million in 2023. This change was mainly due to (i) an increase in net foreign exchange losses of US$14.7 million; and (ii) a net increase in impairment loss of US$6.0 million on property, plant and equipment, primarily resulting from business initiatives implemented following our evaluations of restaurant performance; partially offset by an increase in gains arising on financial assets at FVTPL of US$1.5 million.

Finance Costs

Finance costs represented (i) interests on lease liabilities; and (ii) interests charge on unwinding of discounts, primarily in relation to provisions for restoration of the premises the Group used for the restaurants.

The Group’s finance costs remained relatively stable at US$8.4 million and US$8.5 million in 2023 and 2024, respectively.

Income Tax Expenses

The Group recorded income tax expenses of US$7.9 million and US$11.8 million in 2023 and 2024, respectively. The taxation of the Group was calculated at the rates prevailing in relevant jurisdictions, which ranged from 9% to 33% on the estimated assessable profits during the Reporting Period.

Profit for the Year

As a result of the foregoing, the Group recorded net profit of US$21.4 million in 2024, representing a decrease of 15.4% from US$25.3 million in 2023. This change was primarily due to the increase in net foreign exchange loss of US$14.7 million, mainly driven by the foreign exchange fluctuations, particularly the depreciation of local currencies against the U.S. dollar, which is partially offset by (i) an increase in revenue driven by ongoing business expansion and continuous efforts in increasing guest visits and table turnover rate; and (ii) an improvement in operational efficiency.

Inventories

Inventories mainly consisted of food ingredients and other materials used in the restaurant operation, the hot pot condiment products for sale and food products with Haidilao brand and sub- brand.

The Group’s inventories amounted to US$31.5 million as of December 31, 2024, representing an increase of 5.7% from US$29.8 million as of December 31, 2023. This increase primarily reflected the inventories we kept for the new restaurants we opened in 2024 and the higher inventory level we had for our existing restaurants as we recorded higher guest visits and table turnover rates in 2024.

The turnover days of inventory remained relatively stable in 2023 and 2024, both were 42.8 days. The annual inventory turnover days equals the average of the beginning and ending inventories for that year divided by raw materials and consumables used for that year and multiplied by 360 days.

Trade and Other Receivables and Prepayments

Trade and other receivables and prepayments primarily consisted of (i) trade receivables from credit card networks, food delivery platforms and payment platforms; (ii) prepayment to suppliers; (iii) input value-added tax to be deducted; and (iv) others.

The Group’s current portion of trade and other receivables and prepayments amounted to US$30.8 million as of December 31, 2024, representing an increase of 5.1% from US$29.3 million as of December 31, 2023. This growth was primarily attributable to an increase in prepayments for food ingredients to meet the growing demands of our restaurant operations.

The Group’s non-current portion of trade and other receivables and prepayments consisted of non- current other receivables and non-current prepayments, which remained relatively stable both at US$2.3 million as of December 31, 2023 and 2024.

The turnover days of trade receivables in 2023 and 2024 was 7.3 days and 7.7 days, respectively. Trade receivables turnover days for each year equals the average of the beginning and ending balances of trade receivables for that year divided by the revenue for the year and multiplied by 360 days.

Trade Payables

Trade payables mainly consisted of the balances due to the Group’s suppliers of food ingredients and consumables. The majority of trade payables had a credit term of 30 to 60 days.

The Group’s trade payables amounted to US$30.7 million as of December 31, 2024, representing a decrease of 10.8% from US$34.4 million as of December 31, 2023. This decrease was primarily driven by our strategic optimization of supply chain management through more frequent procurement cycles.

The trade payable turnover days in 2023 and 2024 was 51.1 days and 45.5 days, respectively. Trade payable turnover days for each year equals the average of the beginning and ending balances of trade payable for that year divided by raw materials and consumables for the year and multiplied by 360 days. The decrease in trade payables turnover days from 2023 to 2024 was primarily attributable to enhanced controls implemented over our payment cycle management.

Liquidity and Capital Resources

The primary uses of cash of the Group are to fund its operations, expansion and capital expenditures. In 2024, the Company primarily funded its working capital through cash generated from its operations, and it also adopted flexible and diverse financing methods when needed. In May 2024, the Company issued 3,096,600 American Depositary Shares (“ADSs”) at a price of US$19.56 per ADS, and received a total gross proceeds of US$60.57 million (before deducting underwriting discounts and commissions and other offering expenses). For details of the utilization of proceeds from the aforementioned offering, please see “Offering of ADSs in the United States and Use of Proceeds” in this announcement. The Group has adopted prudent treasury policies in cash and financial management and closely monitors its liquidity and capital resources on a regular basis and strives to maintain optimum liquidity that can meet its working capital needs while supporting the continuing business operations.

Capital Structure

The primary goal of the Group’s capital management is to maintain the Group’s stability and growth, safeguard its normal operations while maximize shareholders’ value through the optimization of debt and equity balances. The Group’s overall strategy remains unchanged during the Reporting Period. The Group reviews and manages its capital structure on a regular basis, and makes timely adjustments to it in light of changes in economic conditions.

Bank Borrowings

As of December 31, 2024, the Group did not have any bank borrowings.

Cash and Cash Equivalents

The principal uses of cash are for working capital to open new restaurants and expand restaurant network, procure food ingredients, consumables and equipment and enhance supply chain management capabilities, conduct R&D to enhance digitalization and other technologies for restaurant management, and renovate and decorate the restaurants. The Group’s cash and cash equivalents amounted to US$254.7 million as of December 31, 2024, representing an increase of 66.6% from US$152.9 million as of December 31, 2023. This increase was mainly due to (i) our business growth and improved operating performance of Haidilao restaurants; and (ii) the unutilized proceeds from initial public offering in NASDAQ.

Capital Expenditure

Capital expenditure represented additions to (i) leasehold land and building; (ii) freehold land; (iii) leasehold improvements; (iv) machinery; (v) transportation equipment; (vi) furniture and fixture; and (vii) renovation in progress.

The Group’s capital expenditure amounted to US$37.4 million in 2024, which was mainly for the Group’s restaurants opened in 2024 and those still in the process of renovation and preparation.

The Group plans to finance future capital expenditures through cash generated from its operations, the unutilized proceeds from initial public offering in NASDAQ, and cash and cash equivalents.

Charge of Assets

As of December 31, 2024, the Group charged bank deposits of US$2.9 million to banks to secure rental payments to the lessors.

Future Plans for Material Investments

The Group will continue to extensively identify potential strategic investment opportunities and seek to acquire potential high-quality target businesses and assets that create synergies for the Group. Throughout the Reporting Period and up to the date of this announcement, the Group does not have any concrete committed plans for material investments and capital assets for disclosure.

Financial Ratios

The following table sets forth certain of the Company’s financial ratios as of the dates indicated:

	As of December 31,
	2024	2023
Current ratio(1)	2.5	1.7
Gearing ratio(2)	0.3	0.4

Notes:

(1)	Equals current assets divided by current liabilities as of the same date.

(2)	Equals total borrowings divided by total assets as of the same date.

Foreign Exchange Risk and Hedging

The Group undertook certain transactions in foreign currencies, which exposed it to foreign currency risk. The Group does not use any derivative contracts to hedge against its exposure to currency risk. The Group manages its currency risk by closely monitoring the movement of the foreign currency rates and considers hedging significant foreign currency exposure should the need arises.

The Group currently does not have a foreign exposure hedging policy. However, the management of the Group monitors foreign exchange exposure closely and will consider hedging significant foreign exchange exposure should the need arises.

Contingent Liabilities

As of December 31, 2024, the Company did not have any material contingent liabilities, guarantees or any litigations or claims of material importance, pending or threatened against any member of the Group that is likely to have a material and adverse effect on the Group’s business, financial condition or results of operations.

Material Acquisitions and Disposals

During the Reporting Period, the Company did not have any material acquisitions or disposals of subsidiaries, associates and joint ventures for disclosure.

Significant Investment under Listing Rules

During the Reporting Period, the Company subscribed for certain wealth management products from The Hongkong and Shanghai Banking Corporation (for details, please see the announcement of the Company dated September 6, 2024), all of which have been fully redeemed as of December 31, 2024, and the fair value of which as of December 31, 2024 was nil, and the realized gain during the Reporting Period was US$2.9 million. Save for the aforesaid, the Company did not hold any significant investments as defined under Listing Rules during the Reporting Period.

Employees and Remuneration Policy

As of December 31, 2024, the Group had a total of 13,057 full-time and part-time employees. During the Reporting Period, the Group had incurred staff costs (including salaries and other allowance, welfare and retirement benefit scheme contributions) of US$259.3 million.

The Group’s remuneration policy is determined by the salary levels in different countries, employee rank and performance and the market conditions. The Group also provides other benefits to its employees, including medical schemes, pension contribution schemes and share award schemes. To maintain the quality, knowledge and skill levels of the workforce, the Group provides regular or irregular specialized trainings tailored to the needs of employees in different departments, including training sessions conducted by senior employees or third-party consultants covering various aspects of the business operations of the Group, for employees to stay up to date with both catering segment developments and service skills. The Group also organizes workshops from time to time to discuss specific topics.

Non-IFRS Financial Measure

In evaluating the Group’s business, the Group considers and uses a non-IFRS measure, restaurant level operating profit margin, which is calculated by dividing (i) restaurant level operating profit by (ii) restaurant level revenue, as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS Accounting Standards.

Restaurant level operating profit margin is a supplemental measure of operating performance of the Group’s restaurants and its calculations thereof may not be comparable to similar measures reported by other companies. Restaurant level operating profit margin has limitations as an analytical tool and should not be considered as a substitute for analysis of the Group’s results as reported under IFRS Accounting Standards.

Restaurant level revenue refers to the total revenue generated from the Group’s two major service lines – Haidilao restaurant operations and delivery business.

Restaurant level operating profit is calculated by deducting from restaurant level revenue certain restaurant level costs and expenses, including (i) restaurant level expenses, including cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant level traveling and communication expenses and other restaurant level expenses, including preopening expenses in each region; and (ii) management fees incurred in each region. The cost of restaurant level raw materials and consumables used included the cost of food ingredients and consumables associated with central kitchens that are used within the Group’s Haidilao restaurants as well as those procured directly from suppliers.

The Group believes that restaurant level operating profit margin is an important measure to evaluate the performance and profitability of each of the Group’s restaurants, individually and in the aggregate. The Group uses restaurant level operating profit margin information to benchmark the Group’s performance versus competitors.

The table set forth below reconciles total revenue to restaurant level revenue:

	For the Year Ended December 31,
	2024	2023

	(US$ in thousands)
Total revenue	778,308	686,362
Less: Revenue (Others)	(19,719)	(15,393)

Restaurant level revenue	758,589	670,969

The computation of restaurant level operating margin is as follows:

	For the Year Ended December 31,
	2024	2023

	(US$ in thousands)
Restaurant level revenue	758,589	670,969
Less: Restaurant level costs and expenses	(682,075)	(610,695)

Restaurant level operating profit	76,514	60,274

Restaurant level operating margin*	10.1%	9.0%

*	Restaurant level operating margin is calculated by dividing (i) restaurant level operating profit by (ii) restaurant level revenue.

The table set forth below reconciles income from operation, the most directly comparable IFRS measure to the restaurant level operating profit.

	For the Year Ended December 31,
	2024	2023

	(US$ in thousands)
Income from operation(1)
Less:	53,311	43,121

Revenue (Others)	(19,719)	(15,393)
Other income(2)	(2,449)	(4,849)
Add non-restaurant level cost and expenses(3):

Raw materials and consumables used(4)	10,343	8,021
Staff costs	10,992	10,349
Rentals and related expenses	989	730
Utilities expenses	1,783	1,431
Depreciation and amortization	6,353	7,864
Traveling and communication expenses	995	768
Listing expenses	2,460	1,745
Other expenses	10,136	11,100
Other gains (losses) – net(5)	1,320	(4,613)

Restaurant level operating profit	76,514	60,274

Restaurant level operating margin	10.1%	9.0%

(1)	Income from operation is calculated by profit for the year excluding interest income (included within other income), finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at FVTPL and income tax expense.

(2)	Other income primarily consists of the subsidies received from the local governments for the Group’s business development but does not include non-operating interest income.

(3)	Non-restaurant level cost and expenses mainly relate to costs associated with Revenue (Others), operational costs and expenses associated with central kitchens, and corporate and unallocated costs.

(4)	Raw materials and consumables used in non-restaurant level operations mainly relate to cost of food ingredients purchased by central kitchens that are not used for Haidilao restaurants, but which are used for sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers.

(5)	Other gains (losses) – net primarily consist of net impairment (loss) reversal recognized in respect of property, plant and equipment and right-of-use assets, but do not include unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency and net gain arising on financial assets at FVTPL.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		For the year ended December 31,
	Notes	2024	2023
		USD’000	USD’000
Revenue	5	778,308	686,362
Other income	6	7,523	6,695
Raw materials and consumables used		(257,723)	(234,715)
Staff costs		(259,293)	(226,033)
Rentals and related expenses		(20,136)	(17,161)
Utilities expenses		(28,358)	(26,054)
Depreciation and amortization		(80,972)	(78,557)
Traveling and communication expenses		(6,449)	(5,756)
Listing expenses		(2,460)	(1,745)
Other expenses	7	(70,735)	(62,682)
Other (losses) gains – net	8	(17,924)	1,177
Finance costs	9	(8,538)	(8,424)
Profit before tax		33,243	33,107

Income tax expense	10	(11,844)	(7,850)

Profit for the year	11	21,399	25,257

Other comprehensive income
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		12,028	4,627

Total comprehensive income for the year		33,427	29,884

Profit for the year attributable to:
Owners of the Company		21,801	25,653
Non-controlling interests		(402)	(396)

		21,399	25,257
Total comprehensive income attributable to:
Owners of the Company		33,829	30,280
Non-controlling interests		(402)	(396)

		33,427	29,884
Earnings per share
Basic and diluted (USD)	12	0.04	0.05

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As at December 31,
	Notes	2024	2023
		USD’000	USD’000
Non-Current Assets
Property, plant and equipment		151,901	168,724
Right-of-use assets	13	185,514	167,641
Intangible assets		278	402
Deferred tax assets		3,799	1,995
Other receivables	15	1,961	1,961
Prepayment	15	373	295
Rental and other deposits		17,372	16,903

		361,198	357,921
Current Assets
Inventories	14	31,521	29,762
Trade and other receivables and prepayments	15	30,754	29,324
Rental and other deposits		3,378	3,882
Pledged bank deposits	16	2,855	3,086
Bank balances and cash	16	254,719	152,908

		323,227	218,962
Current Liabilities
Trade payables	17	30,711	34,375
Other payables	18	38,100	34,887
Amounts due to related parties		1,329	842
Tax payable		5,411	9,556
Lease liabilities		41,407	38,998
Contract liabilities		9,669	8,306
Provisions		1,941	1,607

		128,568	128,571

Net Current Assets		194,659	90,391

		As at December 31,
	Notes	2024	2023
		USD’000	USD’000
Non-Current Liabilities
Deferred tax liabilities		7,504	1,347
Lease liabilities		171,219	163,947
Contract liabilities		2,980	3,098
Provisions		12,493	7,799

		194,196	176,191

Net Assets		361,661	272,121

Capital and Reserves
Share capital	19	3	3
Shares held under share award scheme	19	*	*
Share premium	19	550,593	494,480
Reserves		(190,568)	(224,397)

Equity attributable to owners of the Company		360,028	270,086
Non-controlling interests		1,633	2,035

Total Equity		361,661	272,121

*       Less than USD1,000.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL INFORMATION

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on May 6, 2022 under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The principal place of business is at 1 Paya Lebar Link, #09-04 PLQ 1 Paya Lebar Quarter, Singapore 408533 and registered office at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111 in Cayman Islands. The ultimate controlling parties are Mr. ZHANG Yong and his spouse namely Ms. SHU Ping together with ZY NP LTD, SP NP LTD and NP UNITED HOLDING LTD (collectively the “Controlling Shareholders”).

The shares of the Company have been listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) on December 30, 2022 and on the NASDAQ on May 16, 2024 (United States Eastern Standard Time).

The Company is an investment holding company and its subsidiaries are principally engaged in the restaurants operation, delivery business and others located in overseas market outside Mainland China, Hong Kong, Macau and Taiwan (the “Spin-off Business”).

Items included in the financial statements of each of the Group’s entities are recorded using the currency of the primary economic environment in which the entity operates (the “Functional Currency”). The Functional Currency of the Company is United State Dollar (“USD”), which is also the presentation currency of the consolidated financial statements.

The consolidated financial statements of the Group for the year ended December 31, 2024 were authorized for issue by the directors on March 25, 2025.

2.	GROUP REORGANIZATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Prior to the Group’s reorganization as described below, the Spin-off Business was carried out by certain then subsidiaries of Haidilao International Holding Ltd. (“Haidilao International”). To rationalize the structure of the Group in preparation for the listing of the Company’s shares on the Main Board of the Stock Exchange of Hong Kong Limited, the companies and business now comprising the Group underwent a group reorganization (the “Group Reorganization”) which involves major steps as follows:

i.	On December 9, 2020, Singapore Super Hi Dining Pte. Ltd. (“Singapore Super Hi”) was incorporated in Singapore by Hai Di Lao Holdings Pte. Ltd. (“Haidilao Singapore”), a wholly-owned subsidiary of Newpai Ltd. (“Newpai”), with an issued share capital of Singapore Dollar (“SGD”) 1. On March 25, 2021, 1,999,999 shares were further allotted and issued to Haidilao Singapore, increasing the share capital of Singapore Super Hi to SGD2,000,000. On February 7, 2022, Haidilao Singapore transferred all the shares of Singapore Super Hi to Newpai at a cash consideration of USD1,501,000. Upon completion of the transfer, Singapore Super Hi became a wholly-owned subsidiary of Newpai.

ii.	Since February 2022, Singapore Super Hi has undergone a series of transactions to acquire the Spin-off Business from Haidilao Singapore and other subsidiaries of Haidilao International, as set out in further details below:

a.	In February 2022, Singapore Super Hi acquired 100% equity interest of Haidilao Korea Co., Ltd., Hai Di Lao Malaysia Sdn. Bhd., Hai Di Lao Melbourne Proprietary Limited, Haidilao New Zealand Limited, U.K. Haidilao Pte. Ltd., Hai Di Lao (Switzerland) Ltd and Hai Di Lao Canada Restaurants Group Ltd. from Haidilao Singapore at a cash consideration of USD13,416,000 in aggregate.

b.	On February 28, 2022, HDL Management USA Corporation, a wholly-owned subsidiary of Haidilao Singapore located in the United States of America (the “USA”), acquired the 100% equity interests of another 17 subsidiaries of Haidilao Singapore established in the USA by issuing 500,000 ordinary shares to Haidilao Singapore, at a total consideration of USD5,820,000. On March 1, 2022, Haidilao Singapore transferred its 100% equity interest in HDL Management USA Corporation to Newpai by way of dividend in specie. On March 2, 2022, Singapore Super Hi acquired 100% equity interest of HDL Management USA Corporation by issuing 10,000,000 ordinary shares to Newpai, at a consideration of USD5,962,000.

c.	On February 28, 2022, Singapore Super Hi acquired 49% equity interest of Hai Di Lao Proprietary (Thailand) Limited from Haidilao Singapore at a cash consideration of USD1. The beneficial ownership of the remaining 51% equity interest of Hai Di Lao Proprietary (Thailand) Limited, including all economic, voting, and other rights and obligations, was possessed by Singapore Super Hi through a series of contractual arrangements effective from February, 2022.

d.	On February 28, 2022, Singapore Super Hi acquired 100% equity interest of Hai Di Lao Germany GmbH from Haidilao Singapore at a cash consideration of European Monetary Unit (“EUR”) 244,000 (equivalent to USD283,000).

e.	In March 2022, Singapore Super Hi acquired 100% equity interests of Singapore Hai Di Lao Dining Pte. Ltd., Hai Di Lao Sydney Proprietary Limited and Hai Di Lao Spain S.L.U. from Haidilao Singapore at a cash consideration of USD4,000 in aggregate.

f.	On March 29, 2022, Singapore Super Hi acquired 99% equity interest of PT Haidilao Indonesia Restaurants from Haidilao Singapore at a cash consideration of approximately USD695,000. The remaining 1% equity interest of PT Haidilao Indonesia Restaurants was held by Singapore Hai Di Lao Dining Pte. Ltd., a wholly-owned subsidiary of the Company.

g.	On April 6, 2022, Singapore Super Hi acquired 100% equity interest of Hai Di Lao Vietnam Co., Ltd. from Haidilao Singapore at a cash consideration of USD1,387,000.

h.	On May 20, 2022, Singapore Super Hi acquired 100% equity interest of Haidilao International Treasury Pte. Ltd. from Haidilao Singapore at a cash consideration of SGD1,000,000 (equivalent to USD729,000).

i.	In May 2022, Singapore Super Hi acquired 100% equity interest of Singapore Hiseries Pte. Ltd. and Jomamigo Dining Malaysia Sdn. Bhd. from Haidilao Singapore at a total cash consideration of USD3,661,000.

j.	On June 2, 2022, Singapore Super Hi acquired 100% equity interest of Haidilao Japan Co., Ltd from Haidilao Singapore at a cash consideration of USD457,000.

k.	On June 28, 2022, Singapore Super Hi acquired 100% equity interest of Haidilao International Food Services Malaysia Sdn. Bhd. from Haidilao International Food Services Pte. Ltd., a wholly- owned subsidiary of Haidilao International, at a cash consideration of Malaysian Ringgit (“MYR”) 6,294,000 (equivalent to USD1,429,000).

l.	In June 2022, Singapore Super Hi acquired the Central Kitchen Business from Haidilao Singapore (the “Central Kitchen Business”) and raw material procurement business from Haidilao International Food Services Pte. Ltd. (the “IFS Business”), respectively, at a cash consideration of USD9,553,000 in aggregate. Pursuant to the agreements between relevant counterparties, Singapore Super Hi agreed to purchase the respective group of assets, which qualified as the Central Kitchen Business and IFS Business (the “Purchased Assets”), including inventories, property, plant and equipment, certain deposits and prepayments. Upon transfer of the Central Kitchen Business and IFS Business, the assets and liabilities other than the Purchased Assets would be retained in the Retained Group.

iii.	On May 6, 2022, the Company was incorporated in the Cayman Islands as an exempted company with limited liability. The authorized share capital of the Company was USD50,000 divided into 10,000,000,000 Shares with a par value of USD0.000005 each. Upon incorporation, one share was allotted and issued to an independent third party subscriber and such share was then transferred to Newpai. On June 1, 2022, two shares were further allotted and issued to Newpai.

iv.	On June 20, 2022, all the shares of Singapore Super Hi were transferred from Newpai to the Company at a consideration of SGD10,117,000 (equivalent to USD7,370,000). Upon completion of the transfer, Singapore Super Hi became a direct wholly-owned subsidiary of the Company.

Pursuant to the Group Reorganization as detailed above, the Company became the holding company of the Group. The Group comprising the Company and its subsidiaries (including the Central Kitchen Business and the IFS Business) resulting from the Group Reorganization had been under the common control of the Controlling Shareholders throughout the year or since their respective dates of incorporation, where there was a shorter period, and was regarded as a continuing entity. Therefore, merger accounting had been applied for the preparation of the consolidated financial statements.

Intra-group balances, transactions and unrealized gains/losses on intra-group transactions were eliminated in full in preparing the consolidated financial statements.

Historically and prior to the business transfers as above mentioned, the Central Kitchen Business and IFS Business were carried out by Haidilao Singapore and Haidilao International Food Services Pte. Ltd., respectively. Besides, Haidilao Singapore and Haidilao International Food Services Pte. Ltd. also carried out other business which have not been transferred to the Group. The financial information of Central Kitchen Business and IFS Business, which was prepared in accordance with uniform accounting policies to the Group that conform with IFRS Accounting Standards, were derived and extracted from the accounting records of Haidilao Singapore and Haidilao International Food Services Pte. Ltd., on the following bases: for the assets, liabilities, income and expenses that were specifically attributed to the Central Kitchen Business and IFS Business, they were included in the consolidated financial information throughout the year. Items that did not meet the criteria above were not included in the consolidated financial statements.

In addition, historically and prior to the Group Reorganization as above mentioned, certain expenses incurred by Haidilao International and its subsidiaries were specifically attributable to the Spin-off Business or related to both the Spin-off Business and the other business (the “Retained Business”). For the purpose of preparation of the consolidated financial statements, those expenses that were specifically attributable to the Spin-off Business were included in the consolidated financial statements throughout the year and the expenses that had been incurred commonly for both the Spin-off Business and the Retained Business were allocated between the Spin-off Business and the Retained Business on a reasonable basis.

Prior to the completion of the Group Reorganization, no separate bank accounts were maintained by the Central Kitchen Business and the treasury functions of the Central Kitchen Business were centrally administrated under the Retained Group. The net cash flows used in the Central Kitchen Business and spent on the certain expenses attributable/allocated to the Spin-off Business or the net cash flows generated by the Central Kitchen Business were funded by the Retained Group or kept in the bank accounts of the Retained Group, which was reflected in “Net contribution from (return to) the Retained Group” under the statements of cash flows. Accordingly, the funds provided for or withdrawn from the Retained Group were presented as net contribution from/return to the Retained Group in the consolidated statements of changes in equity as there were no cash and cash equivalents balance for the Central Kitchen Business and the cash spent on the certain expenses attributable/allocated to the Spin-off Business would not be repaid to the Retained Group as agreed among relevant entities. Therefore, the net cash paid or received in each period was considered a contribution or distribution.

For the IFS Business, there were separate bank accounts maintained and solely used for the payment and collection pertaining to the IFS Business. Therefore, bank balances and cash of the IFS Business were included in the Group’s consolidated statements of financial position before transfer of the IFS Business. Upon transfer of the IFS Business, those bank balances and cash were retained in the Retained Group, which was reflected in “Bank balances and cash retained in the Retained Group upon transfer of the IFS Business” under the statements of cash flows.

Upon the completion of the Group Reorganization immediately prior to the spin-off and listing, Newpai, a company incorporated in the British Virgin Islands (“BVI”) and a wholly-owned subsidiary of Haidilao International, became the immediate holding company of the Company. Haidilao International and its subsidiaries, excluding the Group, were collectively referred to as the “Retained Group”.

3.	ADOPTION OF NEW AND REVISED STANDARDS

Adoption of new and revised Standards – On January 1, 2024, the Group adopted all the new and revised with IFRS Accounting Standards pronouncements that are relevant to its operations. The adoption of these new/ revised IFRS Accounting Standards pronouncements does not result in changes to the Group’s accounting policies and has no material effect on the disclosures or on the amounts reported for the current or prior years, except as below:

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The Group has adopted the amendments to IAS 1, published in January 2020, for the first time in the current year.

The amendments affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

Amendment to IAS 1: Non-current Liabilities with Covenants

The Group has adopted the amendments to IAS 1, published in November 2022, for the first time in the current year.

The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date (and therefore must be considered in assessing the classification of the liability as current or non-current). Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date (e.g. a covenant based on the entity’s financial position at the reporting date that is assessed for compliance only after the reporting date).

The IASB also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

The adoption of these new and amended accounting standards did not have any material effect on the financial statement.

New and revised IFRS Accounting Standards in issue but not yet effective

At December 31, 2024, the Group has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective:

Amendments to IAS 21	Lack of Exchangeability[1]

Amendments IFRS 9 and IFRS 7	Classification and measurement of financial instruments[2]

Amendments IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[2]

Annual Improvements to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards – Volume 11[2]

IFRS 18	Presentation and Disclosures in the Financial Statements[3]

Amendments to IFRS 10 and IAS 28	Sales or Contribution of Assets between an Investor and its Associate or Joint Venture[4]

1	Effective for annual periods beginning on or after January 1, 2025, with early application permitted.

2	Effective for annual periods beginning on or after January 1, 2026, with early application permitted.

3	Effective for annual periods beginning on or after January 1, 2027, with early application permitted.

4	Effective date is deferred indefinitely.

The directors do not expect that the adoption of the new and amendments to IFRS Accounting Standards listed above will have a material impact on the consolidated financial statements of the Group in future periods, except if indicated below.

IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Furthermore, IASB has made minor amendments to IAS 7 and IAS 33 Earnings per Share .

IFRS 18 introduces new requirements to:

•	present specified categories and defined subtotals in the statement of profit or loss;

•	provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements; and

•	improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions.

The directors of the Company anticipate that the application of these amendments may have an impact on the Group’s consolidated financial statements in future periods.

4.	BASIS OF ACCOUNTING

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards issued by the IASB. In addition, the consolidated financial statements include applicable disclosures required by the Rules of Governing of the Listing of Securities on the Stock Exchange and the applicable disclosures required by the Hong Kong Companies Ordinance.

The consolidated financial statements have been prepared on historical cost basis, except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment , leasing transactions that are within the scope of IFRS 16 Leases , and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets .

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

5.	REVENUE

During the year, the Group’s revenue which represents the amount received and receivable, net of discounts and sales related taxes, from Haidilao restaurant operation, delivery business and others, which is generated from sales of hot pot condiment products and food under secondary brands to local guests and retailers, are as follows:

	For the year ended December 31,
	2024	2023
	USD’000	USD’000
Types of services or goods
Haidilao restaurant operation	747,296	661,162
Delivery business	11,293	9,807
Others	19,719	15,393

Total	778,308	686,362

Timing of revenue recognition
At point in time	778,308	686,362

6.	OTHER INCOME

	For the year ended December 31,
	2024	2023
Interest income on:	USD’000	USD’000
– bank deposits	4,438	1,370
– rental deposits	636	476

	5,074	1,846
Government grants (Note)	1,322	3,164
Others	1,127	1,685

	7,523	6,695

Note:	The amounts mainly represent the subsidies received from the local governments for the Group’s business development. The Group recognized government grants of USD1,995,000 and Nil for the years ended December 31, 2023 and 2024 in respect of Covid-19-related subsidies, of which USD1,993,000 and Nil for the years ended December 31, 2023 and 2024 were related to employment support scheme provided by the local government. No COVID-19-related subsidies was recognized in 2024. There were no unfulfilled conditions for all the government grants in the years in which they were recognized as other income.

7.	OTHER EXPENSES

	For the year ended December 31,
	2024	2023
	USD’000	USD’000
Administrative expenses (Note)	17,850	19,505
Consulting services expenses	7,134	8,615
Bank charges	12,505	10,893
Daily maintenance expenses	7,439	5,756
Outsourcing service fee	19,507	12,714
Business development expenses	3,945	2,747
Storage expenses	2,355	2,452

	70,735	62,682

Note:	Administrative expenses mainly include expenses incurred on employee activities, commercial insurance, conference and other miscellaneous expenses, which individually are not material to the Group.

8.	OTHER GAINS (LOSSES) – NET

	For the year ended December 31,
	2024	2023
	USD’000	USD’000
Net reversal of impairment (impairment loss) recognized, in respect of – property, plant and equipment	(2,308)	3,728
– right-of-use assets	2,355	3,916
– goodwill (Note i)	–	(1,122)
– intangible assets	–	(1,600)

	47	4,922

Loss on disposal of property, plant and equipment and provision for early termination of leases	(2,290)	(2,388)
Net gain on lease termination	829	2,161
Loss on lease modification	–	(366)
Net foreign exchange loss	(19,704)	(4,988)
Net gain arising on financial assets at FVTPL (Note ii)	3,100	1,552
Others	94	284

Total	(17,924)	1,177

Note:

i.	During the year ended December 31, 2023, management observed continuing weak performance of HN&T against the forecasts due to competition which has caused management to reconsider its assumptions on the future plan. Based on the recoverable amount, the weak performance resulted in an impairment loss of USD1.1 million and USD1.6 million on the goodwill and intangible assets (brand name) respectively.

ii.	Financial assets at FVTPL relates to investments in short-term money market funds. The funds are measured at fair value using quoted prices from liquid markets, which are Level 1 and 2 inputs in terms of IFRS 13: Fair Value Measurement .

9.	FINANCE COSTS

	For the year ended December 31,
	2024	2023
	USD’000	USD’000
Interests on lease liabilities	8,047	8,088
Interests charge on unwinding of provisions	491	336

	8,538	8,424

10.	INCOME TAX

	For the year ended December 31,
	2024	2023
	USD’000	USD’000
Current tax:
– current year	7,866	11,926
– over provision of tax in prior years	(390)	(893)
Deferred tax	4,368	(3,183)

	11,844	7,850

The Company is incorporated as an exempted company and as such is not subject to Cayman Islands taxation.

The taxation of the Group is calculated at the rates prevailing in the relevant jurisdictions at 9% to 33% on the estimated assessable profits for the year ended December 31, 2024 (2023: 9% to 33%).

The income tax expense for the year can be reconciled to the profit before tax per the consolidated statements of profit or loss and other comprehensive income as follows:

	For the year ended December 31,
	2024	2023
	USD’000	USD’000
Profit before tax	33,243	33,107

Tax at 17% (Note)	5,651	5,628
Tax effect of expenses not deductible for tax purposes	4,762	4,438
Tax effect of income not taxable for tax purposes	(129)	(197)
Tax effect of tax losses not recognized	2,840	4,029
Tax effect of deductible temporary differences not recognized and utilization of temporary differences not recognized previously	(847)	(270)
Utilization of tax losses previously not recognized	(4,752)	(5,376)
Tax exemption and rebates	(65)	(899)
Withholding tax	2,810	1,906
Over provision of tax in prior years	(390)	(893)
Effect of different tax rates of subsidiaries operating in other jurisdictions	1,561	(481)
Others	403	(35)

Income tax expense for the year	11,844	7,850

Note: 17% represents the domestic tax rate of Singapore, the largest region where the Group’s business located for the year.

11.	PROFIT FOR THE YEAR

The Group’s profit for the year have been arrived at after charging (crediting):

	For the year ended December 31,
	2024	2023
	USD’000	USD’000
Depreciation of property, plant and equipment	43,939	42,742
Depreciation of right-of-use assets	36,910	35,709
Amortization of intangible assets	123	106

Total depreciation and amortization	80,972	78,557

Property and equipment rentals:
– Office premises and equipment (short-term leases)	2,307	448
– Restaurants
–Variable lease payments	4,005	3,420

Subtotal	6,312	3,868

Other rental related expenses	13,824	13,293

Total rentals and related expenses	20,136	17,161

Directors’ emoluments	1,572	2,155
Staff costs:
Salaries and other allowance	236,923	205,633
Employee welfare	8,459	7,240
Retirement benefit contribution	12,339	11,005

Total staff costs	259,293	226,033

Auditor’s remuneration	1,078	453

Note:	The variable lease payments refers to the property rentals based on pre-determined percentages of revenue less minimum rentals of the respective leases.

12.	EARNINGS PER SHARE

The calculation of the basic earnings per share attributable to the owners of the Company is based on the following data:

	For the year ended December 31,
	2024	2023
	USD’000	USD’000
Profit for the year attributable to the owners of the Company for the purpose of calculating earnings per share	21,801	25,653

	2024	2023
	’000	’000
Weighted average number of ordinary shares for the purpose of calculating earnings per share (Note)	576,727	557,400

Note:	No diluted earnings per share for the years ended December 31, 2024 and 2023 was presented as there were no potential ordinary shares in issue for the years ended December 31, 2024 and 2023.

13.	RIGHT-OF-USE ASSETS

Leased properties
USD’000
At December 31, 2023
Carrying amount	167,641

At December 31, 2024
Carrying amount	185,514

For the year ended December 31, 2023
Depreciation charge	35,709
Reversal of impairment loss recognized in profit or loss	(3,916)

For the year ended December 31, 2024
Depreciation charge	36,910
Reversal of impairment loss recognized in profit or loss	(2,355)

	As at December 31,
	2024	2023
	USD’000	USD’000
Amount recognized in profit or loss:
Expense relating to short-term leases	2,307	448
Variable lease payments not included in the measurement of lease liabilities	4,005	3,420

Other movements:
Total cash outflow for leases (Note)	49,848	47,293
Additions to right-of-use assets	56,896	23,420
Derecognition of right-of-use assets arising from lease termination	(7,272)	(24,076)
Remeasurement of provision for restoration	3,850	–
Increase (decrease) due to the modification of leases	6,781	(1,310)

Note:	The amount includes payments of principal and interest portion of lease liabilities of USD43,536,000 (2023: USD43,425,000) which are presented in financing cash flows and payment of variable lease payments and short-term leases of USD6,312,000 (2023: USD3,868,000) which are presented in operating cash flows.

During the year, the Group leases various buildings for its operations. Lease contracts are entered into for fixed terms of 12 months to 20 years, but may have termination options as described below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.

Variable lease payments

Leases of restaurants are either with only fixed lease payments or contain variable lease payment that are based on 0.3% to 10.0% (2023: 0.25% to 8.0%) of sales with minimum annual lease payments that are fixed over the lease term for the year ended December 31, 2024. The payment terms are common in restaurants in the countries and areas where the Group operates. The amounts of fixed and variable lease payments paid to relevant lessors for the year after offsetting Covid-19-related rent concessions are as follows:

For the year ended December 31, 2024

	Number	Fixed	Variable	Total
	of leases	payments	payments	payments
		USD’000	USD’000	USD’000
Office premises without variable lease payments	10	457	–	457
Leases without variable lease payments	225	25,298	–	25,298
Leases with variable lease payments	72	20,088	4,005	24,093

Total	307	45,843	4,005	49,848

For the year ended December 31, 2023

	Number	Fixed	Variable	Total
	of leases	payments	payments	payments
		USD’000	USD’000	USD’000
Office premises without variable lease payments	6	352	–	352
Leases without variable lease payments	193	21,135	–	21,135
Leases with variable lease payments	61	22,386	3,420	25,806

Total	260	43,873	3,420	47,293

The overall financial effect of using variable payment terms is that higher rental costs are incurred by stores with higher sales. Variable rental expenses are expected to continue to represent a similar proportion of store sales in future years.

Termination options

The Group has termination options in a number of leases for restaurants. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of termination options held are exercisable only by the Group and not by the respective lessors.

The Group assessed at lease commencement date and concluded it is reasonably certain not to exercise the termination options. In addition, the Group reassesses whether it is reasonably certain not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that is within the control of the lessee.

During the year, the Group decided to discontinue the operations of certain restaurants before the expiry of original lease terms of those restaurants. As a result, the Group is reasonably certain to exercise the termination option stipulated in the lease agreements for the relevant restaurants, and lease liabilities and right-of-use assets have been adjusted to reflect the shorter lease term. Any differences will be recognized in profit and loss as provision for early termination.

Restrictions or covenants on leases

Lease liabilities of USD212,626,000 (2023: USD202,945,000) are recognized with related right-of-use assets of USD185,514,000 (2023: USD167,641,000) as at year end. The lease agreements do not impose any covenants other than the security deposits that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Leases committed

As at year end, the Group has entered into new leases for several restaurants that have yet to commence, with average non-cancellable period ranging from 3 to 5 years, the total future undiscounted cash flows over the non-cancellable period amounted to USD1,192,000 (2023: USD3,946,000).

Based on the value in use calculation and the allocation, gross impairment loss of USD776,000 and USD3,523,000 and gross reversal of USD3,131,000 and USD7,439,000 has been recognized against the carrying amount of right-of-use assets for the years ended December 31, 2024 and 2023 respectively.

14.	INVENTORIES

	As at December 31,
	2024	2023
	USD’000	USD’000
Condiment products	7,451	5,692
Food ingredients	14,293	16,983
Beverage	1,634	1,025
Other materials	8,143	6,062

	31,521	29,762

15.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As at December 31,
	2024	2023
	USD’000	USD’000
Trade receivables (Note i)	14,952	18,430

Other receivables and prepayments:
Prepayment to suppliers	14,584	10,097
Others (Note ii)	3,552	3,053

	18,136	13,150

Total	33,088	31,580

Current	30,754	29,324
Non-current (Note ii)	2,334	2,256

	33,088	31,580

As at January 1, 2023, trade receivables from contracts with customers amounted to USD9,470,000.

Notes:

i.	Majority of trade receivables were from payment platforms which are normally settled within 30 days. Trade receivables are aged within 30 days based on the date of rendering of services. There were no past due trade receivables at end of the Reporting Period.

ii.	Includes in others are mainly long-term loans to non-controlling interests amounted to USD1,961,000 (2023: USD1,961,000). The loans are unsecured, interest-free and repayable in 5 years.

16.	PLEDGED BANK DEPOSITS/BANK BALANCES AND CASH

	As at December 31,
	2024	2023
	USD’000	USD’000
Bank balances and cash
– Cash on hand	811	40
– Bank balances (Note i)	253,908	152,868

	254,719	152,908

Pledged bank deposits (Note ii)	2,855	3,086

	257,574	155,994

Notes:

i.	As at year end, bank balances of the Group carried interest at market rates which ranges from Nil to 3.70% (2023: Nil to 5.05%) per annum.

ii.	As at year end, bank deposits of USD2,855,000 (2023: USD3,086,000) carrying interest rate at Nil to 5.00% (2023: Nil to 4.25%) per annum, are pledged to banks to secure the rental payments to the lessors.

17.	TRADE PAYABLES

Trade payables are non-interest bearing and the majority are with a credit term of 30-60 days. An aged analysis of the Group’s trade payables, as at the end of the Reporting Period, based on the invoice date, is as follows:

	As at December 31,
	2024	2023
	USD’000	USD’000
Within 60 days	30,711	34,375

18.	OTHER PAYABLES

	As at December 31,
	2024	2023
	USD’000	USD’000
Staff cost payable	24,249	20,262
Other taxes payables	8,399	9,372
Renovation fee payables	4,144	1,472
Listing expenses payables	–	1,334
Others	1,308	2,447

	38,100	34,887

19.	SHARE CAPITAL

Share Capital of the Company

	Number of shares	Shown in the consolidated financial statements
		USD’000
Ordinary shares at par value of USD0.000005 each
Authorized:
As at January 1, 2023 and December 31, 2023 and 2024	10,000,000,000	–

Issued and fully paid:
As at January 1, 2023 and December 31, 2023	619,333,000	3
Issuance of Shares	30,966,000	*

As at December 31, 2024	650,299,000	3

Share Premium of the Company

	2024	2023
	USD’000	USD’000
As at beginning of year	494,480	494,480
Premium arising on issue of equity shares, net off issuance costs	56,113	–

As at end of year	550,593	494,480

*	Less than USD1,000.

Note:	In May 2024, the Company issued 3,096,600 American Depositary Shares (“ADSs”), with each ADS representing 10 ordinary shares. The issue price was USD1.956 per share and each share has a par value of USD0.000005. Amounts received above the par value, net off issuance costs, are recorded as share premium.

20.	DIVIDEND

No dividend was paid or proposed for ordinary shareholders of the Company during the years ended December 31, 2023 and 2024, nor has any dividend been proposed since its incorporation.

21.	SEGMENT INFORMATION

Information reported to the Chief Executive Officer, who is identified as the chief operating decision maker of the Company, in order to allocate resources and to assess performance, focuses on the operating results of the Group as a whole as the Group’s resources are integrated. Accordingly, no operating segment information is presented.

No individual customer contributes to over 10% of total revenue of the Group during the years ended December 31, 2024 and 2023.

The Group operates mainly in Southeast Asia, North America and others.

The Group’s revenue from external customers by geographic area, based on location of operation, is detailed as below:

	For the year ended December 31,
	2024	2023
	USD’000	USD’000
Singapore	162,582	158,887
United States of America	109,890	103,524
Malaysia	98,532	81,163
Vietnam	87,827	77,951
Others*	319,477	264,837

Total	778,308	686,362

*	All other individual countries accounted for less than 10% of total revenue.

The Group’s non-current assets presented below by geographic area excluded other financial assets, other receivables, rental and other deposits, prepayment and deferred tax assets:

	As at December 31,
	2024	2023
	USD’000	USD’000
Singapore	41,741	60,589
United States of America	84,740	63,924
Australia	41,896	46,668
Others^	169,316	165,586

Total	337,693	336,767

^	All other individual countries accounted for less than 10% of total non-current assets.

CORPORATE GOVERNANCE AND OTHER INFORMATION

Compliance with the Corporate Governance Code

The Company has adopted the code provisions of the Corporate Governance Code (the “CG Code”) as set out in Appendix C1 to the Listing Rules.

The Company regularly reviews its compliance with CG Code and to the best knowledge of the Directors, the Company has complied with all the applicable principles and code provisions as set out in the CG Code throughout the Reporting Period and up to the date of this announcement.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as its own code of conduct regarding Directors’ dealings in securities of the Company. Specific inquiries have been made to all Directors and the Directors have confirmed that they have complied with the Model Code throughout the Reporting Period and up to the date of this announcement.

The Company’s employees, who are likely to be in possession of inside information about the Company, have also been subject to the Model Code for securities transactions. No incident of non-compliance with the Model Code by the employees was noted by the Company throughout the Reporting Period and up to the date of this announcement.

Purchase, Sale or Redemption of Listed Securities

Save for the ADS offering in the United States as discussed below, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s securities (including sale of treasury shares of the Company) listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or other stock exchanges during the Reporting Period and up to the date of this announcement. As of December 31, 2024, the Company did not hold any treasury shares.

Offering of ADSs in the United States and Use of Proceeds

In May 2024, the Company completed the offering and issued 3,096,600 ADSs (representing 30,966,000 ordinary shares of the Company with total nominal value of US$154.83) at a price of US$19.56 per ADS (with a net price of US$16.76 per ADS) to not fewer than six placees (being professional or other investors whom the underwriter selected pursuant to the underwriting agreement). Upon closing of the offering, the Company received a total of net proceeds of US$51.91 million (after deducting underwriting discounts and commissions and other offering expenses) (the “Net Proceeds”).

The Directors consider that the offering represents an opportunity to gain access to an untapped pool of investors and develop a presence in the securities market in the United States.

As of the date of this announcement, there was no change in the intended use of Net Proceeds in the announcements of the Company dated May 21, 2024 and May 28, 2024. The Group will utilize the Net Proceeds in accordance with the intended purposes as set out in the above-mentioned announcements of the Company.

As of December 31, 2024, the Net Proceeds were utilized in accordance with the intended uses as follows:

Description	Percentage to the Net Proceeds	Allocation of the Net Proceeds	Percentage of utilized amount between the date of closing of Offering to December 31, 2024	Percentage of unutilized amount as of December 31, 2024	Expected timeline for utilizing the unutilized Net Proceeds
		(US$ in million)
Strengthening brand and expanding restaurant network globally	70%	36.34	33%	37%	by the end of 2025
Investing in supply chain management capabilities, such as building more central kitchens	10%	5.19	1%	9%	by the end of 2026
Research and development to enhance digitalization and other technologies used in restaurant management	10%	5.19	3%	7%	by the end of 2026
Working capital and other general corporate purposes	10%	5.19	4%	6%	by the end of 2025
Total	100%	51.91	41%	59%

Audit Committee and Review of the Annual Results

The Audit Committee has three members comprising three independent non-executive Directors, namely Mr. TEO Ser Luck (chairman of the Audit Committee), Mr. TAN Kang Uei, Anthony and Mr. LIEN Jown Jing Vincent.

The Audit Committee has, together with the management and auditor of the Company, considered and reviewed the Group’s annual results for the year ended December 31, 2024, the accounting principles and practices adopted by the Company and the Group and discussed matters in relation to internal control and financial reporting with the management.

The Audit Committee considers that the annual financial results for the year ended December 31, 2024 are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been duly made.

Scope of Work of Deloitte & Touche LLP

The figures in respect of the Group’s consolidated statement of financial position, consolidated statement of profit or loss and other comprehensive income and the related notes thereto for the year ended December 31, 2024 as set out in this announcement have been agreed by the Group’s auditor, Deloitte & Touche LLP, to the amounts set out in the Group’s audited consolidated financial statements for the year. The work performed by Deloitte & Touche LLP in this respect did not constitute an assurance engagement in accordance with International Standards on Auditing, International Standards on Review Engagements or International Standards on Assurance Engagements issued by International Auditing and Assurance Standards Board and consequently no opinion or assurance conclusion has been expressed by Deloitte & Touche LLP on this announcement.

Events after the Year ended December 31, 2024

The Group had no material events for disclosure subsequent to December 31, 2024 and up to the date of this announcement.

Final Dividend

The Board does not recommend any payment of a final dividend for the year ended December 31, 2024.

Publication of Annual Results Announcement and Annual Report

This announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.superhiinternational.com).

The annual report of the Company for the year ended December 31, 2024 containing all the information as required by the Listing Rules will be published on the same website and dispatched (if requested) to the shareholders of the Company.

APPRECIATION

The Board would like to express its sincere gratitude to the shareholders, management team, employees, business partners and customers of the Company for their support and contribution to the Group.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairlady

Singapore, March 25, 2025

As at the date of this announcement, the Board comprises Ms. SHU Ping as the chairlady and non- executive Director; Ms. June YANG Lijuan, Mr. LI Yu and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.